Exhibit 4.9

Wednesday, 05 December, 2012	GFI Mining South
Africa (Pty) Ltd
Mr Neal Froneman	Reg. 2002/031431/07

Business Address: Libanon Business Park Hospital Street, (Off Cedar Ave), Libanon, Westonaria

Postnet Suite 19 Private Bag X5 Strubens Valley 1735

Tel +27 11 278 9600
Fax +27 11 278 9862
www.goldfields.co.za

Dear Neal

LETTER OF APPOINTMENT

GFI Mining South Africa (Pty) Ltd, (hereinafter also referred to as the Company), is pleased to offer you the position of Chief Executive Officer with effect from 1 January 2013 on the following terms and conditions:

1.	RECORDAL

1.1.	You will commence employment with the Company with effect from 1 January 2013. You will be appointed as Chief Executive Officer of the Company.

1.2.	Your terms of employment with the Company with effect from 1 January 2013 are set out herein.

    Directors: N J Holland* (Chairman), S M Govender, K F L Moabelo, M M C Mutloane, P L Turner. * British

    Corporate Secretary: Gold Fields Group Services (Proprietary) Limited

    Registered Office: 150 Helen Road, Sandown, Sandton, 2196 (Postnet Suite 252, Private Bag X30500, Houghton, 2041, South Africa)

2.	DUTIES

2.1.	You shall devote the whole of your time and attention, other than de minimis amounts of time devoted by you to the management of your personal affairs or to engage in charitable or community services, during the Company’s ordinary business hours.

2.2.	You shall not, during your employment by the Company, be engaged either directly or indirectly, and whether as principal, agent, shareholder, or in any other manner whatsoever, in any other form of business without the previous written consent of the Chairman of the Company (“the Chairman”).

2.3.	You shall comply with the directions of the Chairman and carry out such functions and duties as are from time to time assigned to you and are consistent with your office and use your utmost endeavours to protect and promote the business and interests of the Company and to preserve its reputation and goodwill.

2.4.	You shall not, during your employment by the Company or thereafter, regardless of the reason for termination of your employment, use for your own benefit or for the benefit of any other person or divulge or communicate to any person or persons, except to those officials of the Company whose province it is to know the same, any of the Company’s secrets or any other confidential information which you may receive or obtain in relation to the Company’s affairs or those of its customers, associates and suppliers.

2.5.	You shall undertake such reasonable and necessary travel as may be required for purposes of carrying out your duties, it being recorded that the Company may from time to time require your spouse to accompany you when you are obliged to conduct business away from your normal place of work.

2.6.	You shall submit to the Chairman, or to any person nominated by him, such information and reports as may be required of you in connection with the performance of your duties and the business of the Company.

2.7.	You shall generally discharge the fiduciary duties incumbent upon you in your aforesaid position and which may in law be applicable after you vacate that position.

2.8.	You shall ensure that you have suitable facilities at your residence to attend to business outside ordinary office hours.

3.	REMUNERATION AND OTHER BENEFITS

3.1.	As remuneration for your services, the Company will pay you an annual total cost to company Remuneration Package as set out in Annexure A (the “Remuneration Package”), one twelfth of which shall be paid each month (“monthly Remuneration Package”). The Company, where required, shall deduct tax and other lawful deductions.

3.2.	Your Remuneration Package will consist of a mix of cash and benefits as agreed to between you and the Company in advance. The cash amount shall be paid, directly into your bank account (being any bank account that you may nominate from time to time) and monthly in arrears on or before the last day of each month.

3.3.	Your Remuneration Package is subject to annual review (but not reduction) on or before 1 March of each year by the Remuneration Committee.

3.4.	The benefit portion of your Remuneration Package will accrue as determined by the provisions and policies applicable to the benefits elected by you from time to time.

3.5.	You shall be entitled to participate in the Group Annual Incentive Scheme, subject to the rules applicable thereto from time to time. In respect of each financial year, you shall be eligible to earn a bonus from the Company that equates to 65% (sixty-five percent) of your Remuneration Package in effect at the end of the applicable financial year, provided applicable performance or other targets approved by the Board for that financial year are achieved. These targets will generally be adopted, after reasonable consultation with you, by no later than 60 (sixty) days following the start of a particular financial year.

3.6.	If the targets contemplated in clause 3.5 above are:

3.6.1.	achieved, you shall be paid a bonus that equates to 65% (sixty-five per cent) of your Remuneration Package;

3.6.2.	exceeded, you may in addition to the bonus contemplated in clause 3.6.1 above, at the sole and absolute discretion of the Remuneration Committee, be paid an additional bonus of up to a further 65% (sixty-five per cent) of your Remuneration Package; and/or

3.6.3.	not achieved, you may, nonetheless, be paid a bonus at the sole and absolute discretion of the Remuneration Committee.

3.7.	Any amount due to you determined in accordance with clause 3.5 will be paid to you within 60 (sixty) days following the end of that financial year, less tax and other lawful deductions.

3.8.	You will become a participant in The Gold Fields Share Plan (“the Plan”). Your participation in the Plan shall, at all times, be in accordance with the provisions of the Plan and the decisions of the Remuneration Committee in terms of such provisions, which decisions shall be final and binding on you.

3.9.	The Company shall refund to you in Rands the out-of-pocket expenses incurred by you on behalf of the Company which are substantiated by vouchers and which have been approved by the Company or are incurred in accordance with principles determined by it from time to time.

3.10.	You shall join the Company’s currently nominated Medical Scheme or any other medical scheme nominated by the Company from time to time, subject to the rules thereof. The Company shall pay the monthly contributions to the Medical Scheme, monthly in arrears, the costs of which form part of your Remuneration Package. Upon termination of employment for any reason, including retirement, you may, subject to the rules of the applicable medical scheme at the time, be eligible to remain a member of such medical scheme, provided that the Company shall have no obligation to make any payment of contributions to such medical scheme following such termination of employment.

3.11.	You will become a member of the Alexander Forbes Retirement Fund or any other such fund nominated by the Company from time to time, subject to the rules thereof. The Company shall pay the monthly contributions to the said Retirement Fund, monthly in arrears, the costs of which form part of your Remuneration Package.

3.12.	The Company shall provide you with the use of a company vehicle and personal chauffeur.

3.13.	The Company shall provide you with twenty four hour security at your place of residence and at your place of work as well as a personal bodyguard.

4.	ANNUAL LEAVE

4.1.	You shall be entitled to a number of working days paid leave (“the Total Leave Entitlement”) on full pay in respect of each twelve-month cycle of employment with the Company, as set out in Annexure A, to be taken at such time or times as mutually agreed to by the Chairman and in accordance with the Company’s leave policy applicable from time to time.

4.2.	The monthly leave entitlement that will accrue to you with respect to the Company for the applicable period is set out in Annexure A.

5.	NON-SOLICITATION

5.1.	You hereby undertake that neither you nor any company, close corporation, firm, undertaking or concern in which you are directly or indirectly interested or employed, will for a period of 24 (twenty four) months after the termination of your employment with the Company for any reason and whether for reward or not, directly or indirectly:

5.1.1.	encourage or entice or incite or persuade or induce any employee of the Company, who is employed by the Company as at the date your employment with the Company terminates, to terminate his or her employment by it; or

5.1.2.	furnish any information or advice to any employee to whom clause 5.1.1 applies or to any prospective employer of such employee or use any other means which is directly or indirectly designed, or in the ordinary course of events calculated, to result in any such employee terminating his or her employment by the Company and/or becoming employed by or directly or indirectly in any way interested in or associated with any other company, close corporation, firm, undertaking or concern.

6.	INVENTIONS, DISCOVERIES AND COPYRIGHT

6.1.	Any discovery or invention or secret process or improvement in procedure made or discovered by you in the course and scope of your employment by the Company, in connection with or in any way affecting or relating to the business of the Company or capable of being used or adapted for use by the Company or in connection with their businesses shall be disclosed to the Company and shall belong to and be the absolute property of the Company or any other company or entity nominated by it.

6.2.	You shall, if and when required by the Company, apply or join with the Company at its expense in applying for Letters Patent or other equivalent protection in the Republic of South Africa or in any other part of the world for such discovery, invention, process or improvement and shall at the Company’s expense execute all instruments and do all things necessary for vesting the said Letters Patent or other equivalent protection in the name of the Company as sole beneficial owner or in the name of such other person as the Company may nominate.

6.3.	Insofar as may be necessary, you assign to the Company the copyright in all present and future works eligible for copyright of which you may be the author, which works were or are created, compiled, devised or brought into being during the course and scope of your employment with the Company. No consideration will be paid by the Company to you in respect of this assignment.

6.4.	All reports, manuals, budgets, indices, research papers, letters or other similar documents (the nature of which is not limited by the specific reference to the aforegoing items and which include electronic versions thereof) which are created, compiled or devised or brought into being by you or come into your possession during the course and scope of your employment, and all copies thereof, shall be the property of the Company. Upon the date of termination of your employment, or earlier if required by the Company, such documents and all copies shall be returned to the Company.

6.5.	On termination of this agreement, you shall deliver to the Company all property in your possession or under your control belonging to the Company.

7.	NOTICE OF TERMINATION

7.1.	Your employment shall continue for an indefinite period subject to you being able to terminate the employment relationship by furnishing the Board with twelve (12) calendar months written notice or the Board furnishing you with twelve (12) calendar months written notice thereof. Should the Company require of you not to work your notice period (albeit Company or employee initiated) or any part thereof, you shall be entitled to your Remuneration Package up to the last day of your notice period. As concerns your benefits:

•	You shall continue to retain membership of the Retirement and the Medical aid funds and this will be funded from your GRP.

•	You shall be entitled to receive the Annual Bonus pro-rated up to the last day of your notice period based on the average percentage annual performance bonus received over the past two years.

•	You shall be entitled to sell all shares, which have settled prior to or on the last day of your notice period, according to the rules of The Gold Fields Share Plan.

•	You shall be entitled to the benefit of spousal travel as approved by the Chairman up to the last day worked.

•

You shall be entitled to accrue leave up to the last day worked. The Company encourages that you make use of accrued leave up to and including the date of notice. Should you not have taken up accrued leave as at the date of notice by the end of your notice period, leave accrued up to this point shall be forfeited.

•	You shall be entitled to be compensated for any Business travel and cell phone re-imbursement up to the last day worked.

•	You shall be entitled to the use of your laptop, credit cards and all other benefits that may not be covered under 7.1 above, up to the last day worked.

In the event that you request not to work your full notice period, the Company may consider this request. This shall result in your Remuneration Package and benefits as listed above being paid out to you as at your last day worked. In addition, you shall lose all claims to any pro-rated bonus to be paid as well as any shares that may not have vested/settled as at the date of your last day worked. The aforegoing shall not derogate from the entitlement of either party to terminate this agreement summarily on grounds permitted in law. In the event of a change of control of GFIMSA, the Remuneration and benefits as per clause 8.1 will apply instead.

7.2.	Your employment contemplated herein shall terminate ipso facto upon you reaching the retirement age of 60 (sixty) years.

8.	CHANGE OF CONTROL

8.1.	Notwithstanding clause 7, if, at any time before the termination of your employment pursuant to this agreement a change of control of GFIMSA shall occur and your employment pursuant to this agreement is terminated by the Company, directly or constructively, within 12 (twelve) months of the effective date of such change of control, the following will apply:

•	You shall be entitled to a lump sum compensatory payment equal to twice your then annual Remuneration Package,

•	You shall be entitled to the average percentage of the annual bonuses paid by the Company to you during the previous 2 (two) completed financial years,

•

Any other payments and/or benefits then due and payable in terms of this agreement. The agreed amounts referred to in the preceding sentence shall cover any compensation or damages you may be entitled to in terms of the Labour Relations Act, 1995, the Basic Conditions of Employment Act, 1997, and any other law (including common law) governing employment or the termination of employment.

•

You shall be entitled to Awards in terms of The Gold Fields Share Plan these Awards shall be accelerated and on the date of such termination of employment you will be Settled with the full number of Shares previously Awarded to you in accordance with the provisions of that Plan.

•

You shall furthermore be entitled to receive the Annual Bonus earned in terms of clause 3.6 notwithstanding that the financial year concerned may not have been concluded on the basis that the bonus targets shall be deemed to have been achieved.

8.2.	For the purposes of this clause 8, a change of control of GFL shall mean a transaction or series of transactions, whereby directly or indirectly, any company, person or other entity and its concert parties (as envisaged, from time to time, in the Securities Regulation Code on Take-Overs and Mergers) comes to beneficially hold in aggregate more than 30% (thirty per cent) of the ordinary issued share capital of GFIMSA.

8.3.	In the event of the consummation of an acquisition, merger, consolidation, scheme of arrangement or other re-organisation, whether or not there is a change of control, and your services are terminated by the Company, directly or constructively, within 12 (twelve) months of the effective date of such consummation, the provisions of 8.1 shall apply.

8.4.	You shall not be entitled to the benefits set out in 8.1 should your services be terminated as the result of your dismissal on the grounds of proven fraud, theft, misappropriation of property or funds, or a related disciplinary offence involving gross dishonesty.

9.	DIRECTORS’ AND OFFICERS’ INSURANCE

The Company hereby indemnifies you to the full extent permitted by the provisions of section 247(2) of the Companies Act, 1973, as amended, and in addition undertakes to take out and maintain at its cost and for your benefit, such standard Directors’ and Officers’ Insurance as may be recommended by the Company’s insurance brokers, from time to time, and for such reasonable level of cover having regard to all the circumstances as may be determined by the Chairman, from time to time.

10.	TAXATION

None of the provisions of this agreement shall impose any obligation on the Company to make any tax payment in your favour and you shall be required to bear and pay all monies for which you may be liable in respect of income tax or any other tax.

11.	APPLICABLE LAWS AND DISPUTE RESOLUTION

11.1.	This agreement will be interpreted and applied in accordance with the laws of the Republic of South Africa.

11.2.

Any dispute between the parties in regard to any matter arising from this agreement and your employment relationship with the Company, shall first be referred to the Remuneration Committee for resolution, failing which it shall be referred to a sub-committee of the Board comprising the majority of the

Non-executive members of the Board. Should such body not be able to resolve the dispute, the dispute shall be finally resolved by arbitration conducted in accordance with the appropriate rules of the Arbitration Foundation of South Africa, by an arbitrator agreed to between the parties or, failing such agreement, appointment by that Foundation.

12.	DOMICILIUM CITANDI ET EXECUTANDI

The parties choose as their domicilium citandi et executandi for all purposes under this agreement the following addresses:

The Company

GFI Mining South Africa (Pty) Ltd

Libanon Business Park

Hospital Street, (Off Cedar Ave), Libanon, Westonaria

Mr Neal Froneman

13.	GENERAL

13.1.	In the event that your services are terminated for any reason whatsoever, the Company may deduct all amounts owing to the Company from any amounts due to you by the Company on the date your employment terminates.

13.2.	Subject to 1.2, this agreement, read with any applicable written policies, procedures, regulations or the like of the Company, including the Company’s Corporate Office Staff Booklet, constitutes the whole agreement between the parties in respect of your employment by the Company. In the event of any conflict between such written policies, procedures, regulations or the like and this agreement, the terms of this agreement shall prevail.

13.3.	No relaxation or indulgence which the Company may show to you shall in any way prejudice or be deemed to be a waiver of its rights under this agreement.

13.4.	The parties record that the provisions of this agreement correctly reflect their intentions.

14.	RESIGNATION

On the date your employment with the Company terminates, you shall ipso facto be deemed on that date to have resigned as a director and CEO of GFI Mining South Africa (Pty) Ltd, the Company and/or any other company or body in which you hold office by virtue of your employment by the Company, in which event you hereby irrevocably appoint the then secretary of the Company as your agent in rem suam to sign all such documents and to do all such acts as may be necessary to effect and implement such resignations.

/s/ Nicholas J. Holland	/s/ Neal Froneman

CHAIRMAN OF GFI MINING SOUTH	MR NEAL FRONEMAN
AFRICA (PTY) LTD

5/12/12	7/12/2012

DATE	DATE

ANNEXURE A

Mr N Froneman

This Annexure is to be read in conjunction with the specified clauses in the Letter of Appointment. This Annexure is to be updated effective 1 March each year, and at any other time when the applicable details are reviewed.

This Annexure is effective from 1 January 2013.

1.	In terms of Clause 3.1, the Remuneration Package is R 7,000,000.00 with effect from 1 January 2013.

2.	In terms of Clause 4.1, the number of working days paid leave is calculated as 30 days for a full calendar year.

3.	A sign-on performance share allocation of 80 383 shares will be awarded to you on appointment in terms of the Rules of the Gold Fields Share Plan.

/s/ Nicholas J. Holland	5/12/12

CHAIRMAN OF GFI MINING	DATE
SOUTH AFRICA (PTY) LTD

I hereby accept the terms and conditions of employment as set out in this letter of appointment and remuneration terms as set out in Annexure A above.

/s/ Neal Froneman	7/12/2012

MR NEAL FRONEMAN	DATE